UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan:

ExxonMobil Fuels Marketing Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

ExxonMobil Fuels Marketing Savings Plan

INDEX

Page

Financial Statements
Statement of Net Assets Available for Benefits at December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2005	4
Notes to Financial Statements	5-7

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2005	8
Schedule H, Line 4j - Schedule of Reportable Transactions	9

Report of Independent Registered Public Accounting Firm	10

Signature	11

Exhibit Index	12

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	13

ExxonMobil Fuels Marketing Savings Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Investments, at fair value (see note 3)	$ 26,668,351	$ 24,817,265
Participant contributions receivable	117,106	88,354
Employer contributions receivable	124,055	100,878
Accrued income	34,866	18,607

Total assets	26,944,378	25,025,104

Trustee fee payable	12,863	17,353

Net assets available for benefits	$ 26,931,515	$ 25,007,751

The accompanying notes are an integral part of these financial statements.

ExxonMobil Fuels Marketing Savings Plan

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

Contributions
Participant	$ 2,568,479
Employer	1,368,638
Total contributions	3,937,117

Investment income
Interest	351,645
Net appreciation
in fair value of investments (see note 3)	958,339
Net investment income	1,309,984

Deductions
Benefit payments	(3,091,376)
Expenses	(195,310)
Plan transfer	(36,651)
Total deductions	(3,323,337)

Net increase	1,923,764

Net assets available for benefits
Beginning of year	25,007,751

End of year	$ 26,931,515

The accompanying notes are an integral part of these financial statements.

ExxonMobil Fuels Marketing Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description provides general information for the ExxonMobil Fuels Marketing Savings Plan (the Plan).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  The Plan is a defined contribution plan established to provide retirement benefits for certain qualified employees of ExxonMobil Fuels Marketing Company, a division of Exxon Mobil Corporation (the Company), employed in its company-operated retail store operations and for certain qualified employees at the Olathe, KS grease plant.

Contributions

Contributions to the Plan are made by both the participant and the Company.  Participants may contribute any whole percentage, up to 20% of their eligible pay.  Participants may also make a rollover contribution from other qualified plans or rollover IRA.  Generally, for eligible participants, the Company matches contributions at one dollar for each pretax dollar contributed up to the first 4.5% of eligible pay.  For eligible participants covered by a collective bargaining agreement, the Company provides a 100% match, up to 4% of eligible pay.  Employees who are at least age 50 at the end of the Plan year may elect to make additional pretax contributions up to limits defined in the Plan.

Vesting

Participants are immediately vested in their contributions and earnings.  Company contributions and earnings vest at 100% after 3 years of qualifying service or, if the participant is employed by the Company, on or after age 65 or upon death while an employee.

Plan transfer

During 2005, certain employees became eligible to enroll in the ExxonMobil Savings Plan.  Some of these employees transferred their accounts from the ExxonMobil Fuels Marketing Savings Plan.  The aggregate amount transferred totaled $36,651.

Forfeitures

During 2005, $142,315 were forfeited by terminating employees and used to offset employer contributions.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan document.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting except benefit payments, which are reported on a cash basis to conform with generally accepted accounting principles.

Investment Valuation and Income Recognition

Investment income is recorded when earned.  Investments are stated at fair value based upon market quotations as determined by the trustee.  Interest earned on money market deposits and the change in the value of the investments are allocated daily to the individual employee accounts on the basis of the participant's account balance.  Investments are subject to normal risks associated with international and domestic debt and equity markets.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.  Purchases and sales of securities are recorded on the trade date.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.  Investment management fees are netted against investment income.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

	December 31,
	2005	2004

State Street Short Term Investment Fund	$ 9,691,021	$ 9,961,628
Northern Trust S&P 500 Stock Fund	4,760,668	4,249,559
Northern Trust Small Cap Stock Fund	2,373,590	1,815,698
Northern Trust Bond Fund	2,140,957	2,079,727
Northern Trust Balanced Fund	5,050,266	4,485,086
Participant Loans	1,552,177	1,417,894

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $958,339 as follows:

S&P 500 Funds	$ 225,434
Bond Funds	50,637
International Funds	132,477
Small Cap - Extended Market Funds	204,370
Balanced Funds	345,421

$ 958,339

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of a fund managed by State Street Global Advisors, a division of State Street Bank and Trust Company, which is the trustee of the Plan.  Purchases and sales of these investments qualify as party-in-interest transactions.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrators by letter dated October 17, 2002 that the Plan is qualified and the trust is exempt under the appropriate sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

ExxonMobil Fuels Marketing Savings Plan

Schedule H Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(e)
	identity of issue	description of investment	Current value

*	State Street	Money Market Fund	$ 9,691,021
*	Northern Trust	Bond Fund	2,140,957
*	Northern Trust	Small Cap Fund	2,373,590
*	Northern Trust	International Stock Fund	1,099,672
*	Northern Trust	S&P 500 Stock Fund	4,760,668
*	Northern Trust	Balanced Fund	5,050,266
*	Participant loans	maturities ranging from 1 month to 174 months interest rates ranging from 4.00% to 9.50%	1,552,177

	Total		$ 26,668,351

* indicates a party-in-interest to the Plan

ExxonMobil Fuels Marketing Savings Plan

Schedule H Line 4j - Schedule of Reportable Transactions

for the year ended December 31, 2005

(a) identity of party involved	(b) description of asset	Total number of purchases	(c) total value of purchases

Series of Transactions in Excess of 5%

Northern Trust	Equity Fund	63	$ 1,056,191
State Street	Short Term Fund	45	2,246,220

(a) identity of party involved	(b) description of asset	total number of sales	(d) total value of sales	(g) cost of asset	(i) net gain/(loss) on transactions

Series of Transactions in Excess of 5%

Northern Trust	Equity Fund	122	$ 766,692	$ 716,023	$ 50,669
State Street	Short Term Fund	218	2,525,231	2,525,231

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Fuels Marketing Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Fuels Marketing Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 12, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Fuels Marketing Savings Plan

(Name of Plan)

/s/ David Levy

David Levy

Administrator-Accounting

Dated:  June 12, 2006

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 12, 2006